[HSBC LETTERHEAD]

CONFIDENTIAL TREATMENT REQUESTED

10 July 2007

Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, DC 20549

Dear Ms. Blye

Re:	HSBC Holdings plc Form 20-F for the fiscal year ended December 31, 2005 Filed March 20, 2006 Form 20-F for the fiscal year ended December 31, 2006 Filed March 9, 2007 File No. 001-14930

We refer to your letter of April 10, 2007 which set out your comments on the above-referenced filings. Our responses are set out below. Any reference herein to “HSBC” or the “Group” has the meaning of HSBC Holdings’ plc together with its subsidiaries.

General

1.

We refer you to comment 1 in the staff’s letter dated December 8, 2006. Please provide us with a more detailed description of the entities and projects in Iran, Sudan and Syria to which you provide, have provided, or anticipate providing financing or other services, including the identities of any government-related entities or projects.

Of the *** (*** of Group) in combined revenues reported to you from Iran, Sudan and Syria, 24% were generated from personal banking activities; and 76% were generated from trade finance activities. Of the trade finance activities, 70% were for documentary credits, letters of credit and collection of export bills; 13% were for loans made for infrastructure projects within the oil, gas & petrochemical sector, 9% were for insurance products provided to western companies working in joint ventures with Iranian oil and gas companies, and 8% inter-bank relationships with branches of Iranian banks based outside of Iran.

Of the *** (*** of Group) in combined assets reported to you from Iran, Sudan and Syria 2% were generated from personal banking activities, including loans to individuals; and 98% were generated from trade finance activities. Of the trade finance activities, 95% were loans made for infrastructure projects within the oil, gas & petrochemical sector and 5% were inter-bank loans with branches of Iranian banks based outside of Iran.

Of the *** (*** of Group) in combined liabilities reported to you from Iran, Sudan and Syria 96% were generated from personal banking activities, including deposit and investment accounts with individuals and 4% were generated from trade finance activities, including deposit accounts for private businesses, the Embassy of Sudan and an Iranian government agency/bank.

Of the *** (*** of Group) in combined contingent liabilities and contractual commitments reported to you from Iran, Sudan and Syria 100% were generated from trade finance activities, of which 85% were documentary credits, letters of credit and collection of export bills; 14% were commitments on loans for infrastructure projects within the oil, gas & petrochemical sector and 1% were guarantees on performance bonds.

While our dealings in or with Iranian entities, do include dealings with commercial enterprises in Iran that are wholly or partially owned by the state, our dealings with the Iranian government and governmental entities are extremely limited. As previously indicated, most trade finance loans were entered into pre 2005 as a part of a number of Export Credit Agency guarantee programmes sponsored by a variety of Western European governments.

In considering the above it is also relevant to note that HSBC has a longstanding Group Compliance policy that establishes minimum standards for compliance which is mandatory for all HSBC subsidiaries.

These minimum standards include a requirement that all HSBC subsidiaries comply with the spirit and letter of all applicable laws and regulations which would include economic or other sanctions carrying the force of law. In addition to any sanctions imposed and binding in local jurisdictions in which HSBC subsidiaries are incorporated, HSBC subsidiaries are required to observe sanctions imposed by United Nations resolutions and to screen for, identify, report and reject transactions in any currency involving certain high-risk categories of customers, including those alleged to have involvement in terrorist activity or financing and the promulgation or trading in weapons of mass destruction.

Consistent with the above Group policy HSBC companies comply to the extent applicable with US law and regulation, including country and individual sanctions promulgated by the US Office of Foreign Assets Control (OFAC).

2.

We note the disclosure on page 169 of your 2006 Form 20-F that you monitor activities relating to Cuba, Iran, Myanmar, North Korea, Sudan and Syria, and that your business activities include correspondent banking services to banks located in some of those countries. Please advise us whether you provide correspondent banking services to, or have other dealings with, Bank Sadarat and/or Bank Sepah, Iranian banks the U.S. Department of Treasury has, respectively, identified as facilitating Iran’s transfer of funds to terrorist organizations and designated for providing support and services to designated Iranian proliferation firms. Advise us also whether you provide correspondent banking services to, or have other dealings with, the Commercial Bank of Syria, a bank the U.S. Department of Treasury has designated as a bank of primary money laundering concern. Describe for us the nature and extent of any dealings and relationships with these banks.

HSBC does not have general correspondent banking relationships with Bank Saderat, Bank Sepah or the Commercial Bank of Syria. With respect to Bank Saderat and Bank Sepah we have previously given notice to these entities ceasing all residual relationships, although certain accounts with Bank Sepah International cannot be closed by virtue of applicable U.K. sanctions.

Members of the Group have also had limited dealings with these entities in the context of providing services such as trade finance (including documentary credits, letters of credit and collection of export bills) and extensions of credit to third party customers of the Group. All of the Group’s customers are subject to stringent know your customer procedures and checks.

3.

Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

HSBC understands that Section 5(b) of the Iran Sanctions Act of 1996, as amended (the “ISA”) requires the President of the United States of America to impose “two or more” sanctions from a six-sanction menu against any person, including a foreign company, that, the President determines has exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially to the ability of Iran to:

(a)	acquire or develop chemical, biological, or nuclear weapons or related technologies; or
(b)	acquire or develop destabilizing numbers and types of advanced conventional weapons.

HSBC has not participated in any transactions involving the provision to Iran of any goods, services, technology or other items that would materially contribute to Iran’s ability to acquire or develop any of the sorts of weapons or technology described in Section 5(b) of the ISA. In addition, given the quantitatively immaterial nature of HSBC transactions with Iran, any payment of cash to the Iranian government pursuant to certain of these transactions, does not have the potential to materially contribute to Iran’s ability to acquire or develop such weapons or technology.

4.

We refer you to the disclosure on page 169 of your 2006 20-F that you monitor activities relating to Cuba and North Korea. If you have Cuba and/or North Korea-related activities or contacts, please provide the same type of information, discussion and analysis regarding those activities and contacts as we requested in comments 1 and 2 of our letter dated December 8, 2006, regarding your activities and contacts related to Iran, Sudan and Syria.

HSBC’s past, current and future activities related to Cuba and North Korea comprise of trade finance and personal banking activities conducted through Group subsidiaries.

*** (*** of Group) in combined revenue was reported from Cuba and North Korea during 2006 as described by the activities below.

Of the *** (*** of Group) in combined assets reported from Cuba and North Korea during 2006, 87% were generated from personal banking activities, including credit cards and loans to individuals; and 13% from trade finance activities, including loans made for infrastructure projects with private businesses in the telecommunications (87%) and automotive and food & commodities (13%) sectors.

Of the *** (*** of Group) in combined liabilities reported from Cuba and North Korea during 2006, 100% were generated from deposit accounts with individuals.

Of the *** (*** of Group) in combined contingent liabilities & contractual commitments reported from Cuba and North Korea during 2006, 100% were generated from trade finance activities, including documentary credits, letters of credit and collection of export bills issued on behalf of private businesses in the automotive (61%) and telecommunications (39%) sectors.

Notwithstanding the immaterial nature of the activities described above, HSBC included language in its 2006 20-F which provided a brief description of activities with Cuba and North Korea along with management’s assertion that the activities are not material to HSBC as a whole.

* * * *

Confirmations

We confirm that:

-	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do no foreclose the Commission from taking any action with respect to the filing; and
-	HSBC Holdings plc may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

Douglas J. Flint

Group Finance Director